US EXP GROUP INC.

160 Kerns Avenue, Buffalo, 14211

February 8, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Wray
David Edgar
Kathleen Collins
Edwin Kim

RE:	U.S. EXP Group Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-219126).

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), U.S. EXP Group Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-219126), together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was filed with the Commission on June 30, 2017. The Registrant is seeking withdrawal of the Registration Statement because the Registrant is seeking other avenues with regard to our business interests.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1319 Rockland Avenue, Staten Island, NY 10314 or to the Registrant's counsel, Scott D. Marchant, Esq., 5373 Transit Road, Williamsville, NY 14221, facsimile number, 716-240-1639.

If you have any questions with respect to this matter, please contact me at 761-868-6789.

Very truly yours,

/s/ Wenyi Yu

Wenyi Yu, Ph.D

Chief Executive Officer

U.S. EXP Group Inc.